UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Ness Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64104X 10 8

(CUSIP Number)

Citigroup Venture Capital International
399 Park Avenue
New York, NY 10022
Telephone: +1(212)-793-2177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

      Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVCIGP II Jersey Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Investment G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,658,264*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,658,264*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,658,264*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON HC
*  Includes 597 shares of common stock directly owned by a subsidiary of Citigroup Inc.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed on April 28, 2008, as amended by Amendment No. 1, filed on September 11, 2009, and Amendment No. 2, filed on September 21, 2009 (the “Schedule 13D” and, as further amended by this Amendment No. 3, the “Statement”), with respect to the shares (the “Shares”) of common stock, $0.01 par value (“Common Stock”), of Ness Technologies, Inc., a Delaware corporation (“Ness”).  The principal executive office of Ness is located at Atidium High-Tech Industrial Park Building 4, Tel Aviv 61580, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and supplemented to include the following:

On June 10, 2011, Ness and two entities formed by an affiliate of the Reporting Persons, Jersey Holding Corporation, a Delaware corporation (“Parent”), and Jersey Acquisition Corporation, a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Ness, with Ness continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”) on the terms and subject to the conditions set forth therein.  Parent and Merger Sub were formed by Citigroup Venture Capital International Investment G.P. Limited (“CVCIIGP”), acting in its capacity as the general partner of each of Citigroup Venture Capital International Growth Partnership II, L.P., Citigroup Venture Capital International Growth Partnership (Employee) II, L.P. and CVCIGP II Co-invest, L.P. (jointly, the “Funds”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock, outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub and Ness or any of their respective subsidiaries or Shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be converted into the right to receive $7.75 per share (the “Merger Consideration”) in cash, without interest.  Additionally, at the Effective Time, each option to purchase shares of Common Stock that is outstanding immediately prior to the Effective Time (whether vested or unvested) will become fully vested and will automatically convert into the right to receive at the Effective Time an amount in cash equal to the product of (x) the total number of the shares of Common Stock issuable upon exercise of such option and (y) the excess, if any, of the Merger Consideration over the exercise price per share subject to such option, less any applicable taxes. Also, as of the Effective Time, each unvested award of restricted shares of Common Stock outstanding immediately prior to the Effective Time and each right to receive a share of Common Stock (other than options and restricted shares of Common Stock) outstanding immediately prior to the Effective Time (whether vested or unvested), will become fully vested and will automatically convert into the right to receive the Merger Consideration, less applicable taxes.

The obligations of each of the parties to consummate the Merger are subject to customary conditions, including without limitation: (i) the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock entitled to vote on the Merger Agreement; (ii) the absence of any judgment, injunction, order or decree by any court or other tribunal of competent jurisdiction that prohibits the consummation of the Merger; (iii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of all other required government approvals; and (iv) the accuracy of the other party or parties’ representations and warranties under the Merger Agreement, subject to customary qualifications, and the other party or parties’ material performance of its or their obligations and compliance with the terms of the Merger Agreement.  The obligation of Parent to consummate the Merger is also subject to Ness and its subsidiaries refinancing certain indebtedness with maturities prior to the closing and having no less than $25 million of committed working capital lines of credit.

Ness has made customary representations and warranties in the Merger Agreement and agreed to customary covenants, including without limitation covenants on behalf of Ness and its subsidiaries not to engage in certain transactions or take certain actions prior to the earlier of the Effective Time or the termination of the Merger Agreement without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned).

A copy of the Merger Agreement which is included as Exhibit 99.9 to this Statement is incorporated herein by reference.

Parent has obtained an equity financing commitment for the transactions contemplated by the Merger Agreement from the Funds.  The Funds have committed, at or prior to the closing of the Merger, to contribute, or otherwise transfer, to Parent 3,657,667 Shares and to capitalize Parent with an aggregate equity contribution equal to $278,333,283, subject to the terms and conditions set forth in an equity commitment letter delivered to Parent and Ness by the general partner of the Funds in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”).  A copy of the Equity Commitment Letter is included as Exhibit 99.10 to this Statement and is incorporated herein by reference.

If the Merger is consummated as planned, the Reporting Persons anticipate that Ness will become controlled by the Reporting Persons and a wholly-owned subsidiary of Parent and that the Reporting Persons will seek to cause the Common Stock to be de-registered under the Securities Exchange Act of 1934, as amended, and to cease to be traded or quoted on any over-the-counter network.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the Merger and the officers of Ness immediately prior to the Merger shall be the directors and officers, respectively, of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.

The information set forth in response to this Item 4 is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and the Equity Commitment Letter.

Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.  The Reporting Persons may in the future acquire additional Shares or other securities of Ness, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Shares beneficially owned by it in one or more transactions.  Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding Ness or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.                   Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	As of June 10, 2011, the Reporting Persons may be deemed to beneficially own an aggregate of 3,657,667 Shares.

These Shares are owned directly by CVCIGP II Jersey, and indirectly by CVCI GP (as general partner of CVCIGP II), CVCID (through its ownership of CVCI GP), CIFC (through its ownership of CVCID), CBC (through its ownership of CIFC) and Citigroup (through its ownership of CBC).

Accordingly, the Reporting Persons may be deemed to beneficially own 9.6% of the outstanding Shares, which has been calculated based on 38,142,992 Shares outstanding as of April 29, 2011, as reported in Ness’s Form 10-Q, for the quarterly period ended March 31, 2011, filed with the Securities and Exchange Commission on May 5, 2011.

Citigroup also beneficially owns 597 Shares directly owned by another subsidiary of Citigroup.  Each of CVCIGP II Jersey, CVCI GP, CVCID, CIFC and CBC disclaims beneficial ownership of the Shares owned by such other subsidiary of Citigroup.

(b)	The responses to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

(c)
Schedule C sets forth the transactions in the Shares which, to the best knowledge of the Reporting Persons, have been effected by the Reporting Persons and their subsidiaries during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers).

Except as specifically set forth in this Statement, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d)	Not applicable.

(e)	Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Items 3, 4 and 5 and Exhibits 99.9 and 99.10 are incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the person listed on Schedule A, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Ness, including but not limited to, transfer or voting of any of the securities of Ness, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of Ness.

Item 7.                   Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 7:

99.9
Agreement and Plan of Merger, dated as of June 10, 2011, among Jersey Holding Corporation, Jersey Acquisition Corporation and Ness Technologies, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ness on June 10, 2011).

99.10	Equity Commitment Letter from Citigroup Venture Capital International Investment G.P. Limited to Jersey Holding Corporation, dated as of June 10, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2011

CVCIGP II JERSEY INVESTMENT L.P.

By:	Citigroup Venture Capital International Investment G.P. Limited, as General Partner

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By:	/s/ Alfred Rodrigues
Name: Alfred Rodrigues
Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Vice President

CITICORP BANKING CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Senior Vice President

CITIGROUP INC.

By:	/s/ Ali L. Kashan
Name: Ali L. Karshan
Title: Assistant Secretary

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 10th day of June, 2011.

CVCIGP II JERSEY INVESTMENT L.P.

By:	Citigroup Venture Capital International Investment G.P. Limited, as General Partner

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By:	/s/ Alfred Rodrigues
Name: Alfred Rodrigues
Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Vice President

CITICORP BANKING CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Senior Vice President

CITIGROUP INC.

By:	/s/ Ali L. Kashan
Name: Ali L. Karshan
Title: Assistant Secretary

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INCORPORATED

The text set forth in Schedule A to the Schedule 13D is hereby amended by deleting the previous text in its entirety and replacing it with the following:

Name and Title	Principal Occupation	Citizenship
Alain J. P. Belda, Director	Managing Director, Warburg Pincus c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Brazil, Spain and United States
Timothy C. Collins, Director	Chairman of Investment Committee Ripplewood Holdings L.L.C. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Jerry A. Grundhofer, Director	Chairman Emeritus U.S. Bancorp c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Joss, Ph.D., Director	Professor of Finance Emeritus and Former Dean, Graduate School of Business at Stanford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia and United States
Michael E. O’Neill, Director	Former Chairman and Chief Executive Officer Bank of Hawaii Corporation c/o Citigoup Inc. 399 Park Avenue New York, NY 10043	United States
Vikram Pandit, Director and Executive Officer	Chief Executive Officer c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Richard D. Parsons, Director	Chairman c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lawrence R. Ricciardi, Director	Senior Advisor, IBM Corporation, Jones Day and Lazard Freres & Co. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Dr. Judith Rodin, Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Name and Title	Principal Occupation	Citizenship
Robert L. Ryan, Director	Chief Executive Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Anthony M. Santomero, Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Diana L. Taylor, Director	Managing Director Wolfensohn Fund Management, L.P. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
William S. Thompson, Jr. Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Ernesto Zedillo Director	Director, Center for the Study of Globalization and Professor in the Field of International Economics and Politics Yale University c/o Citigroup Inc 399 Park Avenue New York, NY 10043	Mexico
Shirish Apte, Executive Officer	Chief Executive Officer Asia Pacific c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom and Northern Ireland
Stephen Bird, Executive Officer	Chief Executive Officer Asia Pacific c/o Citigroup Inc. 399 Park Avenue New York, New York 10043	United States
Don Callahan, Executive Officer	Chief Administrative Officer c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael L. Corbat, Executive Officer	Chief Executive Officer Citi Holdings 399 Park Avenue New York, NY 10043	United States

Name and Title	Principal Occupation	Citizenship
John C. Gerspach, Executive Officer	Chief Financial Officer c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John Havens, Executive Officer	President and Chief Operating Officer c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Brian Leach, Executive Officer	Chief Risk Officer c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Eugene McQuade, Executive Officer	Chief Executive Officer Citibank, NA 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora, Executive Officer	CEO, Consumer Banking for the Americas and Chairman of the Global Consumer Council Chairman and Chief Executive Officer Latin America and Mexico c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Mexico
William J. Mills, Executive Officer	Chief Executive Officer Europe, Middle East, and Africa c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Alberto J. Verme Executive Officer	Chief Executive Officer Europe, Middle East and Africa c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom
Jeffrey R. Walsh, Executive Officer	Controller and Chief Accounting Officer c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

SCHEDULE C

The text set forth in Schedule C to the Schedule 13D is hereby amended by deleting the previous text in its entirety and replacing it with the following:

The following is a list of transactions in shares of Ness’s Common Stock, which to the best knowledge of Citigroup Inc., have been effected in the past 60 days in the ordinary course of business.

Citigroup Global Markets, Inc., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below:

Description of Security	Purchase (P) / Sale (S) / Short Sale (SS)	Trade Date	Quantity	Price ($)
Common stock	P	05/02/2011	200	$6.51
Common stock	P	05/02/2011	700	$6.52
Common stock	P	05/02/2011	100	$6.53
Common stock	P	05/02/2011	300	$6.55
Common stock	S	05/02/2011	1300	$6.52